Via EDGAR Transmission
January 7, 2015

Cecilia D. Blye
Chief, Office of Global Security Risk
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549

Re:	Euronet Worldwide, Inc.
Form 10-K for Fiscal Year Ended December 31, 2013
Filed February 27, 2014
File No. 1-31648
Dear Ms. Blye:
Set forth below are the responses of Euronet Worldwide, Inc. (“Euronet” or the “Company”), to the comment letter, dated December 22, 2014 (the “Comment Letter”), of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to Euronet's Annual Report on Form 10-K for the fiscal year ended December 31, 2013 (File No. 1-31648).

For the convenience of the Staff, we have set forth below the text of the Staff's comments from the Comment Letter in bold typeface followed by Euronet's responses thereto.

General

1. In your letter to us dated December 22, 2011, you discussed contacts with Sudan, and customers who have contacts with Syria and Sudan. As you are aware, Sudan and Syria are designated by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. You do not provide disclosure about these countries in the Form 10-K. Please describe to us the nature and extent of your past, current, and anticipated contacts with Sudan and Syria since your 2011 letter, whether through subsidiaries, affiliates, customers, or other direct or indirect arrangements. For instance, we are aware of a 2014 news article reporting that you provide services to Standard Chartered Bank and UniCredit Group. Recent news articles report that these companies may have or have had contacts with Sudan and Syria. You should describe any products, services or technology provided to or with respect to Sudan and Syria, directly or indirectly, and any agreements, commercial arrangements, or other contacts with the governments of those countries or entities they control.

RESPONSE:

We will first respond to the specific questions raised in this comment, then provide additional information to update certain of the information provided to the Staff in our letter to you of December 22, 2011.

Neither Euronet nor any of its subsidiaries or controlled affiliates has in place any agreements or commercial arrangements to provide products, technology, equipment or services to Syria or Sudan, or has any business contacts with any entity in Sudan or Syria, including the governments of those countries or entities controlled by them.  Neither Euronet nor any of its subsidiaries or controlled affiliates has any plans to enter into any such arrangements or contacts in the future.

The arrangements described in our letter of December 22, 2011 under which our Money Transfer Division forwarded non-commercial, personal remittances to Sudan were suspended on December 1, 2011 then subsequently terminated. We have not forwarded any remittances to Sudan for payment since December 1, 2011.

You are correct in noting that our EFT Division has contracts for the supply of ATM and other transaction processing services to Standard Charter Bank and UniCredit Group, but those services are provided to support business in countries other than Syria and Sudan.  In particular, our contracts with Standard Charter Bank cover territories in Asia and the Pacific (India, Vietnam, Philippines, Malaysia, Singapore and Thailand) and the Middle East other than Syria (UAE, Bahrain, Oman and Brunei) and our contracts with UniCredit Group cover only European territories.

We indicated in our letter of December 22, 2011 that we had signed an agreement to increase our ownership in Euronet Middle East ("ENME") from 49% to 100%.  That transaction closed in the first quarter of 2012.  As noted in that letter, we prohibit any direct or indirect conduct of business by ENME in any country or with any customer where such conduct of business is prohibited by the laws of the United States, and ENME provides no products, technology, equipment or services to Syria or Sudan.

2. Please discuss the materiality of any contacts with Sudan and Syria you describe in response to the comment above, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. As you know, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Sudan and Syria.

RESPONSE:

As noted in our response to the Staff's first comment, neither the Company nor any of its subsidiaries or controlled affiliates has any contracts or contacts with Syria or Sudan.

* * * * * * * * *

Euronet acknowledges that:

•	Euronet is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Euronet may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact Jeffrey B. Newman, our Executive Vice President and General Counsel, at (562) 345-2664, if you have any questions regarding this submission.

Very truly yours,
EURONET WORLDWIDE, INC.
/s/ Rick L. Weller
Rick L. Weller
Chief Financial Officer

cc:    Todd Schiffman
Assistant Director
Division of Corporation Finance